February 11, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Amy Geddes and Ms. Theresa Brillant

Re:	Vail Resorts, Inc.
Form 10-K for Fiscal Year Ended July 31, 2019
Filed September 26, 2019
File No. 001-09614
Response dated February 11, 2020
Dear Ms. Amy Geddes and Ms. Theresa Brillant:
This letter responds to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated February 3, 2020 addressed to Mr. Michael Z. Barkin, Executive Vice President and Chief Financial Officer of Vail Resorts, Inc. (“we,” “us,” “our” or the “Company”), regarding the above-referenced Annual Report on Form 10-K for the fiscal year ended July 31, 2019 (the “Form 10-K”).
The text of each of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. The Company’s response to each of the numbered comments follows immediately below each numbered comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

1.
Please expand your results of operations discussion to quantify the impact of each factor identified as causing changes in results between periods. For example, we note that Mountain Reported EBITDA increased as a result of strong North American pass sales growth, strong growth in visitation and spending at western U.S. resorts, and recent acquisitions. Please quantify the impact of each factor attributing to the increase, here, and throughout your discussion, in accordance with Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response: The Company believes that its disclosure in the Management’s Discussion and Analysis (“MD&A”) section of the Form 10-K generally meets the requirements of Item 303 of Regulation S-K and Section III.D of SEC Release No. 33-6835. Nonetheless, after consideration of the Staff’s comments, in future filings, in cases in which we list multiple factors, we will quantify the impact of the individual material factors in explaining changes in our operating results, where practical.
With respect to the Company’s Results of Operations discussion within MD&A, we respectfully advise the Staff that we begin the section describing each of our segment’s results with an overall qualitative discussion of factors impacting the period-over-period fluctuations of segment earnings, which for us is segment EBITDA, in order to provide appropriate context before the more specific and quantitative discussion of revenue and expense line item fluctuations that follows the EBITDA discussion. The Company believes a brief qualitative introductory discussion of the overall drivers of changes in segment earnings is helpful context for readers prior to subsequent and more detailed discussion of fluctuations in revenue and expense line items, which generally includes quantification, where practical, when multiple factors contributing to the change are present. Both Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835 specify that material increases in net sales or revenues should be accompanied by a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in volume of goods being sold, and should include quantification of material changes. The Company’s primary performance indicators for operating results for our most significant reportable segment, the Mountain segment include (i) skier visits, which have a strong correlation to our volume of revenues, and (ii) Effective Ticket Price, a metric measuring pricing for lift revenue. Both of these indicators are quantified in the tabular presentation of the Company’s Mountain segment results found on page 42. Additionally, a more detailed and quantified discussion of the fluctuations in revenue for each major revenue type is presented in narrative form in the discussion that follows the paragraph referenced in the Staff’s comment, which also provides additional quantitative detail of fluctuations in segment earnings.
In light of the Staff’s comment, the Company will be mindful in future filings to quantify specific factors impacting revenue and expense fluctuations to the extent material where it would be practical to do so, particularly as it pertains to the impact of recent acquisitions in current period results. By way of illustration of a go-forward disclosure, the below passage from the Company’s discussion of Mountain segment results in the Form 10-K would appear as follows with additional quantifications (added language appears in bold font):
“Ski school revenue increased $25.2 million, or 13.2%, and dining revenue increased $20.4 million, or 12.7%, primarily as a result of incremental revenue at Triple Peaks, Stevens Pass, Falls Creek and Hotham, which represented approximately 53% and 63% of the total increase for ski school revenue and dining revenue, respectively. The remaining increases were primarily due to higher skier visitation.”

Reconciliation of Segment Earnings, page 49

2.
Please revise your presentations of non-GAAP measures to begin reconciliations with GAAP results rather than non-GAAP results. See Question 102.10 of the Compliance & Disclosure Interpretations on The Use of Non-GAAP Financial Measures. Please note that this comment also applies to your Form 10-Q and earnings releases.

Response: The Company respectfully believes it complies with the SEC’s regulations regarding the disclosure of non-GAAP financial measures. With respect to the Company’s presentation of non-GAAP measures, the Company relies on Question 104.01 of the Compliance & Disclosure Interpretations on The Use of Non-GAAP Financial Measures, which states that “non-GAAP financial measures do not include financial measures that are required to be disclosed by GAAP. The measure of segment profit or loss...is the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources.” The Company’s measures of segment profit or loss that are reported with regard to that purpose include Mountain Reported EBITDA, Lodging Reported EBITDA and Real Estate Reported EBITDA. Accordingly, the Company takes the view that the table as shown in MD&A begins with a GAAP measure, segment profit or loss, and reconciles to a GAAP measure, Net income attributable to Vail Resorts, Inc.
However, in light of the Staff’s comment, the Company will revise its presentation of the reconciliation of segment earnings in future filings, including earnings releases, to begin with a GAAP measure reflected in the Company’s Consolidated Statement of Operations rather than segment earnings or loss. Included below is an example of the Company’s revised presentation as if it had been incorporated for the Form 10-K.

Results of Operations
Summary (page 41)
Shown below is a summary of operating results for Fiscal 2019, Fiscal 2018 and Fiscal 2017 (in thousands):

	Year Ended July 31,
	2019	2018	2017
Net income attributable to Vail Resorts, Inc.	$301,163	$379,898	$210,553
Income before (provision) benefit from income taxes	$398,965	$340,092	$348,449
Mountain Reported EBITDA	$678,594	$591,605	$566,338
Lodging Reported EBITDA	28,100	25,006	27,087
Resort Reported EBITDA	$706,694	$616,611	$593,425
Real Estate Reported EBITDA	$(4,317)	$957	$(399)

Reconciliation of Segment Earnings (page 49)
The following table reconciles net income attributable to Vail Resorts, Inc. to Total Reported EBITDA for Fiscal 2019, Fiscal 2018 and Fiscal 2017 (in thousands):

	Year Ended July 31,
	2019	2018	2017
Net income attributable to Vail Resorts, Inc.	$301,163	$379,898	$210,553
Net income attributable to noncontrolling interests	22,330	21,332	21,165
Net income	323,493	401,230	231,718
Provision (benefit) from income taxes	75,472	(61,138)	116,731
Income before provision (benefit) from income taxes	398,965	340,092	348,449
Depreciation and amortization	218,117	204,462	189,157
Loss on disposal of fixed assets and other, net	664	4,620	6,430
Change in fair value of contingent consideration	5,367	(1,854)	16,300
Investment income and other, net	(3,086)	(1,944)	(6,114)
Foreign currency loss (gain) on intercompany loans	2,854	8,966	(15,285)
Interest expense, net	79,496	63,226	54,089
Total Reported EBITDA	$702,377	$617,568	$593,026

Mountain Reported EBITDA	$678,594	$591,605	$566,338
Lodging Reported EBITDA	28,100	25,006	27,087
Resort Reported EBITDA	706,694	616,611	593,425
Real Estate Reported EBITDA	(4,317)	957	(399)
Total Reported EBITDA	$702,377	$617,568	$593,026
Contractual Obligations, page 54

3.
We note that the line item "Purchase Obligations and Other" in the Table of Contractual Obligations includes amounts for trade payables, accrued payroll and benefits, accrued fees and assessments, contingent consideration liability, and accrued taxes, which are already included on the balance sheet. Please tell us why you believe these items meet the criteria in Item 303(a)(5)(ii)(D) of Regulation S-K to be included in the table.

Response: The Company respectfully advises the Staff that it believes its disclosure is appropriate under the criteria in Item 303(a)(5)(ii)(D) of Regulation S-K. The Company notes that the table presented within Item 303(a)(5) of Regulation S-K expressly indicates that “Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under GAAP” can be included in the Table of Contractual Obligations. Pursuant to Section 9240 of the Division of Corporation Finance Financial Reporting Manual, the Table of Contractual Obligations should “present a meaningful snapshot of cash requirements arising from contractual payment obligations.” We understand the elements identified by the Staff are short-term in nature rather than long-term; however, we considered the intended purpose of the Table of Contractual Obligations (as referenced above by the SEC Staff), along with the consistency of other categories presented, such as Long-Term and Capital Leases, which include both short-term and long-term amounts reflected on the registrant’s balance sheet. The Company determined that in order to present a meaningful snapshot of cash requirements to investors, it should include other current accrued liabilities for (i) trade payables to third-party vendors and other service providers related to the operation of ski resorts and related ancillary operations; (ii) employee payroll and benefits; (iii) fees and assessments, as well as the contingent consideration liability; and (iv) income taxes, of which there is a current portion, as well as a long-term portion related to uncertain tax positions. We believe each of those liabilities represent future cash requirements of the Company which are akin to purchase obligations as a result of our commitment to pay resulting from our receipt of a good or service, or our commitment to adhere to rules and regulations in the case of fees, assessments or taxes.
In future filings, the Company will provide enhanced disclosure to quantify in the footnotes to the Table of Contractual Obligations the amounts that are included within “Purchase Obligations and Other” for trade payables, accrued payroll and benefits, accrued fees and assessments, contingent consideration liability and accrued taxes, each of which are already disclosed elsewhere in the Notes to the Consolidated Financial Statements, so that users of the financial statements can more fully understand the impact that these specific liabilities have with respect to the Company’s total obligations.

* * *
We hope the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact me at (303) 404-1930 at your earliest convenience.

Sincerely,

/s/ Ryan H. Siurek
Ryan H. Siurek
Senior Vice President, Controller and Chief Accounting Officer

cc: Michael Z. Barkin, Executive Vice President and Chief Financial Officer
John F. Sorte, Chairman, Audit Committee of the Board of Directors, Vail Resorts, Inc.